THE CIGNA GROUP
900 Cottage Grove Road
Bloomfield, Connecticut 06002
VIA EDGAR

November 21, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mengyao Lu and Robert Klein

RE:     The Cigna Group
    Form 10-K for the Fiscal Year Ended December 31, 2023
    Form 10-Q for the Quarterly Period Ended June 30, 2024
    File No. 001-38769

Ladies and Gentlemen,

The Cigna Group (the "Company") submits this letter in response to the comments contained in the correspondence of the Staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission"), dated October 22, 2024 (the "Comment Letter"), relating to the Form 10-K for the fiscal year ended December 31, 2023 (the "Form 10-K") and the Form 10-Q for the quarterly period ended June 30, 2024 (the "Form 10-Q").

For reference purposes, the text of the comments in the Comment Letter have been reproduced herein (in bold), with the Company's response below each numbered comment.
Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Commentary: 2023 versus 2022, page 54

1.We note your disclosures of Premiums, Medical costs and other benefit expenses, and Selling, general and administrative expenses with changes in each line item attributable to two or more factors. Please revise your disclosure in future quarterly and annual filings by quantifying the impact of each material contributing factor, including any offsetting factors, when explaining the changes in your results of operations from period to period. Refer to Item 303 (a) to (c) of Regulation S-K and Section III.D of SEC Release No. 33-6835 for guidance.

In response to the Staff's comment, beginning with our Form 10-Q for the quarter ended September 30, 2024 (the "3Q24 Form 10-Q"), filed with the Commission on October 31, 2024, we have revised our disclosure, and will continue to do so in future filings, to expand our discussion and analysis to also include quantification of each material contributing factor, including any offsetting factors, that explain changes to the Company's results of operations from period to period. For example, in the 3Q24 Form 10-Q, the Company disclosed the following with respect to its Cigna Healthcare reportable segment on page 50 in its Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"):

Adjusted revenues increased 3% and 4%, primarily due to higher premiums within employer insured (+$238 million and +$810 million), Medicare Part D (+$202 million and +$410 million) and stop loss (+$141 million and +$457 million), in each case reflecting premium rate increases to cover expected increases in underlying medical costs, partially offset by lower premiums within Individual and Family Plans (-$268 million and -$754 million), reflecting a decrease in customers.

Pre-tax adjusted income from operations decreased 4% for the three months ended September 30, 2024, primarily due to higher medical costs (-$569 million), partially offset by higher adjusted revenues (+$395 million) and lower selling, general and administrative expenses excluding special items (+$126 million), primarily reflecting ongoing efficiencies.

Pre-tax adjusted income from operations increased 6% for the nine months ended September 30, 2024, primarily due to higher adjusted revenues (+$1.4 billion) and lower selling, general and administrative expenses excluding special items (+$155 million), primarily reflecting ongoing efficiencies, partially offset by higher medical costs (-$1.3 billion). The impact of higher premiums in adjusted revenues and medical costs are reflected in the medical care ratio calculation.

Critical Accounting Estimates, page 61

2.Please tell us whether and how management considered disclosing the estimates involved in measuring the assets and liabilities held for sale and the associated the loss on sale as part of your critical accounting estimates disclosures. Refer to Item 303(b)(3) of Regulation S-K.

Management carefully evaluated the requirements of Item 303(b)(3) of Regulation S-K and concluded that a separate critical accounting estimate discussing the measurement of the assets and liabilities held for sale and the associated loss on sale was not required. In reaching that conclusion, management considered the following:

The MD&A section of the Form 10-K included a critical accounting estimate for Goodwill and Other Intangible Assets that contained the following discussion:

Fair values of reporting units are estimated based on discounted cash flow analysis and market approach models using assumptions that we believe a hypothetical market participant would use to determine a current transaction price. The significant assumptions and estimates used in determining fair value primarily include the discount rate and future cash flows. A discount rate is selected to correspond with each reporting unit's weighted average cost of capital, consistent with that used for investment decisions considering the specific and detailed operating plans and strategies within each reporting unit. Projections of future cash flows differ by reporting unit and are consistent with our ongoing strategic projections. Future cash flows for Evernorth Health Services are primarily driven by the forecasted gross margins of the business, as well as operating expenses and long-term growth rates. Future cash flows for our other reporting units are primarily driven by forecasted revenues, benefit expenses, operating expenses and long-term growth rates.

During the third quarter of 2023, we completed our annual evaluations to assess the recoverability of goodwill and intangible assets, which included performing qualitative and quantitative tests as required by generally accepted accounting principles in the United States ("GAAP"). These evaluations supported the conclusion that, as of September 30, 2023, the fair value estimates of our reporting units exceeded their carrying values by sufficient margins.

During the fourth quarter of 2023, in connection with our anticipated entry into a definitive agreement to sell the Medicare Advantage, Medicare Stand-Alone Prescription Drug Plans, Medicare and Other Supplemental Benefits and CareAllies businesses within the U.S. Healthcare operating segment (collectively, "the Government businesses"), the Company evaluated whether the Government businesses should be classified as held for sale. Management evaluated the guidance in ASC 360-10-45-9 and concluded that based on the facts and circumstances, the Government businesses met all the criteria to be classified as held for sale. Management's evaluation of the held for sale criteria did not involve the development of any additional estimates that would require disclosure pursuant to Item 303(b)(3) of Regulation S-K.

Following management's determination that the Government businesses met the criteria to be classified as held for sale, goodwill was allocated to the disposal group based on a relative fair value calculation in accordance with ASC 350-20-40-1 through 40-7. Given the proximity of the held for sale determination in the fourth quarter of 2023 to the quantitative goodwill recoverability analysis in the third quarter of 2023, the relative fair value calculation relied upon the third quarter analysis as well as the sales price of the disposal group. Because the same factors that were discussed in our Goodwill and Other Intangible Assets critical accounting estimate remained applicable to the relative fair value calculation, management concluded that a separate critical accounting estimate discussing the measurement of the assets and liabilities held for sale and the associated loss on sale was not required pursuant to Item 303(b)(3) of Regulation S-K.

Segment Reporting, page 65

3.In addition to the segment information that is also disclosed in your footnote 25 pursuant to ASC 280, we note that you present several segment measures in your filing, which appear to be non-GAAP financial measures. As examples, additional measures disclosed include Pre-tax adjusted margin by segment, Adjusted expense ratio for Evernorth Health Services and for Cigna Healthcare, Adjusted gross profit and Adjusted pharmacy revenues by distribution channel for Evernorth Health Services. In future filings, please include a reconciliation to the most directly comparable GAAP measure for each non-GAAP measure. In addition, please disclose the reasons why management believes these non-GAAP measures provide useful information to investors required by Item 10(e) of Regulation S-K. Refer to Question 104.03 of the C&DIs on Non-GAAP Financial Measures for guidance.

The Company has identified "pre-tax adjusted income (loss) from operations" and "adjusted revenues" as its principal financial measures of segment operating performance in accordance with ASC 280 because management believes these metrics reflect the underlying results of business operations and facilitate analysis of trends in underlying revenue, expenses and profitability.

In addition to these principal segment performance measures, we have historically included certain incremental segment metrics that we believe provided investors with additional insights and assisted their understanding of the key drivers of our segments' financial performance. The Company addresses each of the measures mentioned by the Staff below:

•Adjusted Pharmacy Revenues by Distribution Channel and Adjusted Gross Profit for Evernorth Health Services. On a regular basis, we evaluate whether these additional metrics continue to provide meaningful insights to our investors. Beginning with the Form 10-Q filed for the three months ended March 31, 2024, we made the determination to no longer present the "Adjusted pharmacy revenues by distribution channel" metric for Evernorth Health Services. Similarly, beginning with our Form 10-K for the year ending December 31, 2024, the Company has made the determination to no longer present a segment Adjusted Gross Profit measure. If the Company determines to disclose either of these metrics in future filings with the Commission, it will comply with the requirements of Item 10(e) of Regulation S-K.

•Pre-tax Adjusted Margin and Adjusted Expense Ratio. Both of these metrics are ratios calculated using two financial measures calculated in accordance with GAAP. In the Commission's final rule, "Conditions for Use of Non-GAAP Financial Measures," adopted in 2003, the Commission indicated that, "An example of a ratio that would not be a non-GAAP financial measure would be a measure of operating margin that is calculated by dividing revenues into operating income, where both revenue and operating income are calculated in accordance with GAAP." Item 10(e)(4) reflects this position by providing that non-GAAP financial measures expressly exclude "ratios or statistical measures calculated using exclusively one or both of: (A) financial measures calculated in accordance with GAAP; and (B) operating measures or other measures that are not non-GAAP financial measures." In our case, "Pre-tax adjusted margin" is calculated as the applicable segment's pre-tax adjusted income (loss) from operations divided by the segment's adjusted revenues, both metrics presented in accordance with ASC 280. Similarly, "Adjusted expense ratio" is calculated as the applicable segment's selling, general and administrative expenses divided by the segment's adjusted revenues. Because each of the numerator and denominator comprising these ratios are calculated using amounts that have been determined and presented in accordance with GAAP, the Company respectfully submits they do not constitute non-GAAP financial measures under Item 10(e) of Regulation S-K.

4.We note your presentation of Gross Profit, which you define as total revenues less Pharmacy and other service costs. However, we also note that no such measure is presented in the financial statements on page 75. Please tell us if your definition of gross profit represents a fully burdened gross profit, and by effect, whether the pharmacy and other service costs line item is inclusive of all costs of revenue consistent with Rule 5-03(b)(2) of Regulation S-X.

We confirm that the Gross Profit measure presented in the Evernorth Health Services reportable segment section of the MD&A is a fully burdened gross profit, and the pharmacy and other service costs line item is inclusive of all costs of revenue consistent with Rule 5-03(b)(2) of Regulation S-X. In further response to the Staff's comment, beginning with our 3Q24 Form 10-Q, we have updated our MD&A disclosures with respect to our Evernorth Health Services segment to provide additional clarity that this metric is fully burdened.

Notes to the Consolidated Financial Statements
Note 6 - Assets and Liabilities of Businesses Held for Sale, page 89

5.We note your disclosure that your estimated pre-tax loss on sale amounted to $1.5 billion for the year ended December 31, 2023, representing in part asset write-downs. Please tell us how you considered ASC 360-10-35-39 and determined the loss on sale should be included in Loss on sale of businesses below the line of Income from operations in your consolidated statement of income, citing relevant guidance. We also note your disclosure on page 124 that goodwill transferred to businesses held for sale was $1,553 million during 2023 and the carrying value of goodwill included in assets held for sale was $396 million as of December 31, 2023. Please explain what the difference represents and how you considered the presentation and disclosure requirements under ASC 350 20-45-2 and ASC 350-20-50-2.

In January 2024, the Company entered into a definitive agreement to sell the Government businesses for $3.3 billion. As disclosed above in response to the Staff's comment #2, during the fourth quarter of 2023, management evaluated the guidance in ASC 360-10-45-9 through 45-11 and concluded that based on the facts and circumstances, the Government businesses met the criteria to be classified as held for sale. Management also determined that the Government businesses did not qualify as a discontinued operation under ASC 205-20.

Consistent with ASC 360-10-35-39, the carrying amounts of any assets that are not covered by that subtopic were adjusted in accordance with other applicable GAAP standards prior to measuring the disposal group's fair value less cost to sell. In applying ASC 350, the fair value (the $3.3 billion sales price) of the disposal group resulted in an impairment of goodwill.

We acknowledge that ASC 350-20-45-2 requires goodwill impairment losses to be presented as a separate line item in the income statement before the subtotal income from continuing operations unless a goodwill impairment loss is associated with a discontinued operation. In classifying the estimated loss on sale, we considered the following:

•As noted above, the Government businesses did not qualify as a discontinued operation. However, the strategic shift to dispose of the Government businesses led directly to the impairment. As noted in our response to the Staff's comment #2 above, our third quarter 2023 quantitative goodwill recoverability analysis indicated that the fair values of our reporting units exceeded their carrying value by sufficient margins prior to reaching a decision to sell the government business.

•The disclosures in Note 6 to the Form 10-K provide financial statement readers with a description of the facts and circumstances leading to the impairment, the amount of the impairment loss and the fair value of the associated disposal group based on the sales price in accordance with ASC 350-20-50-2.

•We have observed a practice of SEC reporting entities presenting gains or losses from the sale of a business that is not a discontinued operation in nonoperating income. While not authoritative, the guidance located in ASC 360-10-45-5 is acknowledged in various accounting firm publications including:

•Section 6.3 "Income Statement Presentation for Disposals that are not Discontinued Operations" of the Deloitte publication entitled "A Roadmap to Reporting Discontinued Operations", states that "Diversity in practice has been observed with regard to the presentation of gains or losses from the sale of disposal groups that meet the definition of a business in ASC 805-10; entities present the gain or loss within nonoperating income. Entities should carefully consider their specific facts and circumstances in deciding whether presentation in nonoperating income is appropriate and should ensure that the presentation is applied consistently."

•Section 3.6.6 "Gains or losses on sales of businesses" of PwC's publication entitled "Financial Statement Presentation Guide", states that "Some reporting entities present gains or losses resulting from sales of businesses (that do not qualify as discontinued operations) within operating income in a "two-step" income statement, in accordance with ASC 360-10-45-5. Others report such items as non-operating gains or losses. The SEC has accepted both approaches. In a "one-step" income statement format, gains or losses from the sale of businesses (that do not qualify as discontinued operations) should be reported as "other general expenses." The approach selected should be applied consistently. Any material item should be presented separately on the face of the income statement or in the footnotes, regardless of whether it is classified as operating or non-operating."

•The presentation of the impact of measuring the assets and liabilities of the Government businesses at fair value less the costs to sell in a single financial statement line item provides investors with the full impact of the strategic decision to dispose of these businesses.

After careful consideration of these points, we concluded that the classification of the estimated loss on sale for the anticipated disposition of the Government businesses as a single line item below the Income from operations subtotal in the Consolidated Statements of Income was a reasonable presentation and aligns with applicable GAAP requirements and is consistent with our presentation of the results of previous business disposition transactions.

In further response to the Staff's comment, in our Form 10-K for the year ending December 31, 2024, we will revise the Assets and Liabilities of Businesses Held For Sale footnote to clarify that the loss on sale is primarily due to a goodwill impairment as follows:

During the fourth quarter of 2023, the Company determined that the Medicare Advantage, Medicare Stand-Alone Prescription Drug Plans, Medicare Supplement and CareAllies businesses met the criteria to be classified as held for sale and aggregated and classified the assets and liabilities as held for sale in our Consolidated Balance Sheet as of December 31, 2023. The Company measured the assets and liabilities held for sale at estimated fair value less costs to sell and recognized an estimated loss of $1.5 billion pre-tax ($1.4 billion after-tax) that was included within (Loss) gain on sale of businesses in the Consolidated Statements of Income for the year ended December 31, 2023. The estimated loss on sale primarily represents asset write-downs, including a goodwill impairment of $1.2 billion pre-tax based on the excess of the disposal group's carrying value over its fair value (the $3.3 billion sales price).

Form 10-Q for the Quarterly Period Ended June 30, 2024

Notes to the Consolidated Financial Statements (Unaudited)
Note 17 - Segment Information, page 32

6.We note your disclosure on page 9 that the Evernorth Health Services reportable segment includes the Pharmacy Benefit Services and the Specialty and Care Services operating segments, and that the Cigna Healthcare reportable segment includes the U.S. Healthcare and International Health operating segments. Please tell us how you considered aggregating or combining these operating segments in determining your reportable segments pursuant to ASC 280-10-50-10 through 50-13. Please compare and contrast aggregated or combined operating segments relative to their economic characteristics and to each of the areas listed in ASC 280-10-50-11a to 11e.

We acknowledge the Staff's comments. The Company's Evernorth Health Services reportable segment is an aggregation of the Pharmacy Benefit Services and the Specialty and Care Services operating segments, while the Company's Cigna Healthcare reportable segment is an aggregation of the U.S. Healthcare and International Health operating segments. In making these determinations, management carefully evaluated and assessed the aggregation criteria required under ASC 280. The aggregation of these operating segments into their applicable reportable segments has been and continues to be appropriate. As requested, we provide the following analysis pursuant to ASC 280, noting similarities and differences among these operating segments.

We understand that the objective of segment reporting, as prescribed in ASC 280, is to provide information about an entity's business activities and different types of economic environments in which it operates in order to help users understand the entity's performance, assess its prospects for future cash flows, and ultimately make more informed judgments about the entity as a whole. The individual operating segments in both Evernorth Health Services and Cigna Healthcare include distinct products and services and each operating segment represents the level at which the Chief Operating Decision Maker reviews results for decision-making and resource allocation purposes. The guidance allows two or more operating segments to be aggregated into a single reportable segment if:

a) Aggregation is consistent with the objective and basic principles of ASC 280;
b) Segments have similar economic characteristics, and
c) The segments are similar in each of the five areas specified in ASC 280 (nature of products and services, nature of production processes, type or class of customer, method of distribution and regulatory environment).

Management's evaluation of the ASC 280 criteria for aggregating operating segments into reportable segments follows below.

Evernorth Health Services

Similar Economic Characteristics

In assessing whether the economic characteristics of the Company's Pharmacy Benefits Services and Specialty and Care Services operating segments are similar, we considered the following factors:

•The long-term financial performance of both operating segments is driven by our ability to provide an attractive and effective suite of products and services that customers can utilize to achieve better clinical outcomes at a lower cost.

•Historical margins (i.e., pre-tax adjusted income from operations divided by total adjusted revenues) for each of the operating segments have ranged from 3-5%.

•Investments in capabilities for both operating segments are strategically designed to ensure that customers have the flexibility to receive the necessary care in the right way, at the right time.

•While each segment provides specific products and services, the overall care delivery networks have been strategically designed to enable customers with in-person, digital and telehealth capabilities for convenient access to their providers how and when they need it most.

•Substantially all adjusted revenue and pre-tax adjusted income from operations for both Pharmacy Benefits Services and Specialty and Care Services occur in the United States and therefore are subject to the same macro-economic conditions. As discussed below, the customer base between the two operating segments has significant overlap such that the economic health of each operating segments' customer base will similarly impact the financial results of both operating segments and, ultimately, the reportable segment.

Based on the factors discussed above, management concluded that the economic characteristics of the Pharmacy Benefits Services and Specialty and Care Services operating segments are similar.

Nature of Products/Services and Production Processes

Each of the Pharmacy Benefits Services and Specialty and Care Services operating segments are focused on whole-person health (pharmacy, medical, behavioral, oncology, dermatology and inflammatory conditions, etc.). Both operating segments offer customers a full range of products and services, that are similar in nature and enable the healthcare system to work better and help people live richer healthier lives. The exact product or service offered to customers differs between operating segments but each one offers customers overlapping and complementary services to achieve similar outcomes.

The two operating segments both ensure they have the right resources in place to solve challenges in the areas of pharmacy benefits, home delivery pharmacy, specialty pharmacy, specialty distribution and care delivery and management solutions. Each area provides care coordination (requiring clinical staffing resources) and customers may share networks, physicians and pharmacies (requiring contracting, administrative and quality measurement staffing).

In both operating segments, the production processes focus on helping our clients and customers achieve better health outcomes through affordable and flexible solutions supported by our deep clinical expertise. To that end, variety of production processes are used across both operating segments including claims administration, dispensing and fulfillment of prescription pharmaceutical orders, administration of specialty medications for the treatment of complex and rare diseases as well as clinical program offerings. For the highest cost and most difficult-to-navigate conditions, our care management approach and clinical resources coordinate these services to support successful customer outcomes in a cost-effective manner. For example, our therapeutic resource centers that include a system of highly skilled nurses, pharmacists, dieticians, and social workers who help customers facing not just health, but lifestyle and well-being challenges.

The nature of the operations of these businesses and the manner in which each operates and is structured also indicate that these businesses are similar. Through its two operating segments, Evernorth Health Services offers a complete range products and services that are intended to achieve better health outcomes for our clients and customers.

Type or Class of Customer

The customers for both operating segments are similar in nature and similar customer groups exist. Our Evernorth Health Services customers are characterized as individual consumers of health care, though there may also be clients that act as intermediaries such as plan sponsors, union-sponsored benefit plans, workers' compensation plans, government health programs, employers, other insurers or managed care organizations, providers, specialty drug distributors and hospitals. All of these parties participate in the health care purchasing process and ultimately benefit from Evernorth Health Services focus on health costs management and quality outcomes.

Distribution Methods

Each operating segment relies on similar methods of distribution, using an employed sales force and clinical staff. As discussed above, Evernorth Health Services offers products and services through broadly targeted sales and marketing across operating segments. Both rely on dispensing drugs, either through our retail network or home delivery pharmacies in the Pharmacy Benefit Services operating segment or specialty pharmacies and distributors in the Specialty and Care Services operating segment. Therefore, the distribution process is similar for all areas across the Evernorth Health Service reportable segment.

Regulatory Environment

The businesses in both operating segments are each regulated by federal and state laws including pharmaceutical and insurance laws and regulations. Although specific regulations may vary by state, the nature of the regulation (i.e., controlling drug and healthcare distribution) is the same. These regulations apply similarly to both operating segments and both are considered to operate in similar regulatory environments.

Conclusion

The structure, nature, and manner in which these businesses operate is a fundamental indicator that these businesses are similar. As discussed above, Evernorth Health Services provides products and services designed to enable the healthcare system to work better and help people live richer healthier lives. Management concluded that aggregating the Pharmacy Benefits Services and Specialty and Care Services operating segments into a reportable segment was consistent with the requirements of ASC 280 based on the operating segments' economic and other qualitative similarities indicated in ASC 280-10-50-11.

Cigna Healthcare

Similar Economic Characteristics

In assessing whether the economic characteristics of the U.S. Healthcare and International Health operating segments are similar, we considered the following factors:

•Similar metrics are used to assess the performance of each operating segment, including:
▪Customer / premium growth based on new sales and retention;
▪Operating expense ratios, and
▪Medical care ratios ("MCR") or loss ratios that represent benefit costs as a percentage of premium revenues.

•The historical margins (i.e., pre-tax adjusted income from operations divided by total adjusted revenues) for these operating segments have ranged from the high single digits to the low double digits. U.S. Healthcare has generally performed at the higher end of that range relative to International Health. Management expects further margin convergence over the long-term as we advance strategic partnerships with doctors, hospitals and other medical providers to provide our customers with integrated health benefits, including specialty products and services designed to improve the quality of care, and lower costs which will ultimately help customers achieve better health outcomes and experiences.

•The investment portfolios of each operating segment consist of comparable types and durations of investments that support the payment of health insurance claims. Investments with longer durations may be held when non-health insurance products are offered.

•The U.S. Healthcare and International Health operating segments are impacted similarly by global health trends, such as the aging populations and increasing healthcare costs.

•Management reviewed the impact of foreign currency on the net assets in the International Health operating segment to conclude that the underlying currency risk in International Health is minimal for the operating segment. In 2022, 2023 and 2024 to-date, foreign currency fluctuations had an impact of less than 3% on net assets for all periods. Accordingly, while International Health operates in multiple foreign currency environments including the U.S. Dollar, and U.S. Healthcare transacts in only the U.S. Dollar, management determined there is not a significant difference between the economic characteristics of the two operating segments.

Variations in the financial performance of the two operating segments are expected due to factors such as the type of products offered, local regulatory capital requirements, and customer location and demographics. However, based on the factors discussed above, management concluded that the economic characteristics of the U.S. Healthcare and International Health operating segments are similar.

Nature of Products and Services

Cigna Healthcare's U.S. Healthcare and International Health operating segments each provide comprehensive medical and coordinated health solutions to clients and customers. These solutions include a mix of medical insurance products and services offered to employers, other groups and individuals along with specialty products and services designed to improve the quality of care, lower costs and help customers achieve better health outcomes. We develop these solutions by understanding the geography and demographics of our customers and their healthcare needs, along with local regulations, and offer customized offerings accordingly.

Although the operating segments offer various funding types and support customers in multiple geographies, management has concluded the core nature of the products (i.e., that provide for the delivery of health care and wellness services to consumers) are similar.

Nature of Production Processes

In both the U.S. Healthcare and International Health operating segments, Cigna Healthcare develops networks of physicians, hospitals and pharmacies to provide clinical services to customers. There are multiple networks by location in both segments. These networks are selected based on the geography, network offerings of the plan and related costs. There is an overlap in the networks available among segments. Contracting may be centrally handled by Cigna Healthcare for providers offering services to customers in each segment.

There are similar operating procedures in each operating segment as it pertains to, among other things, call centers, claims payment processing, customer services including benefit administration, wellness services, product design and network development. In both segments, Cigna Healthcare provides comparable documents to customers that enable them to access care, including insurance cards, information about Cigna Healthcare's provider networks and summary plan documents. In many markets, Cigna Healthcare has common programs to provide cost and care management.

For these reasons, management has concluded that the nature of production processes is similar in each operating segment.

Type or Class of Customer

Through our Cigna Healthcare reportable segment, we seek to provide innovative, personalized and affordable health care solutions to individual consumers. Products and services are offered through coverage arrangements that may be employer-based, government-based or individually purchased, but the ultimate Cigna Healthcare consumer in all cases is the individual recipient of health care services. These consumers utilize their Cigna Healthcare benefits to access clinical or other services provided by doctors, hospitals, pharmacies or other providers. The nature of the services utilized will differ based on demographics or geography, but Cigna Healthcare's role in administering benefits and, for insured products mitigating the risk associated with paying for healthcare, is the same. Management considers all Cigna Healthcare reportable segment customers accessing services using their Cigna Healthcare benefits to be similar.

Distribution Methods

Similar distribution channels are used in the U.S. Healthcare and International Health operating segments. Each Cigna Healthcare operating segment uses an employed sales force to market products either to insurance brokers and consultants or directly to groups and individuals. Additionally, Cigna Healthcare participates in public and private health-insurance exchanges, as well as direct to consumer online enrollment.

Regulatory Environment

Regardless of the geography, product structure or customer profile, the insurance and health benefits administration business is highly regulated at the local and national levels (both domestically and internationally). Businesses offering products and services to individuals within the United States (in the U.S. Healthcare and International Health operating segments) operate in similar regulatory, political and legal environments with multiple regulators: various state Departments of Insurance, the Centers for Medicare and Medicaid Services, the Departments of the Treasury and Health and Human Services as well as the National Association of Insurance Commissioners. Outside of the United States, each local jurisdiction has its own regulatory agency (or agencies) that enacts and enforces regulation.

Management views the regulatory environments of each of Cigna Healthcare's operating segments to be similar because, broadly, insurance regulations govern activities and products, with the focus on solvency of the insurer and policyholder protection.

Conclusion

Management concluded that aggregating the U.S. Healthcare and International Health operating segments into a reportable segment was consistent with the requirements of ASC 280 based on the operating segments' economic and other qualitative similarities indicated in ASC 280-10-50-11.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Evernorth Health Services Segment
Three and Six Months Ended June 30, 2024 versus Three and Six Months Ended June 30, 2023, page 48

7.We note your disclosure on page 46 regarding different key factors impacting the results of your Pharmacy Benefit Services and Specialty and Care Services. We also note your disclosures of adjusted revenues, gross profit, and pre-tax adjusted income from operations with changes in each measure attributable to two or more factors. Please revise your disclosure in future filings by quantifying the impact of each material contributing factor, including any offsetting factors, when explaining the changes in your segment revenues and profitability from period to period. For example, consider separately disclosing the results of Pharmacy Benefit Services and Specialty and Care Services, and quantifying impacts from changes in pricing and volume, or by any dimensions that management considers meaningful to investors, or tell us why you do not believe such disclosures are necessary. Please clarify how "continued affordability improvement" increased your gross profit and pre-tax adjusted income from operations. In addition, where you identify intermediate causes such as higher claims volume and growth in businesses, also describe the reasons underlying the intermediate causes. Refer to Item 303(a) to (c) of Regulation S-K and Section III.D of SEC Release No. 33-6835 for guidance.

We acknowledge the Staff's comments. Beginning with our 3Q24 Form 10-Q, we have revised our disclosure, and will continue to do so in future filings, to expand our discussion and analysis to also include quantification of each material contributing factor, including any offsetting factors and a discussion of intermediate causes of such variances, that explain changes to the Company's results of operations from period to period. For example, in our 3Q24 Form 10-Q, the Company disclosed the following with respect to its Evernorth Health Services segment on page 49 in the MD&A:

Pre-tax adjusted income from operations increased 9% and 7%, primarily reflecting customer growth in Specialty and Care Services (+11% and +10%) and continued affordability improvements in Pharmacy Benefit Services (+3% in both periods). This increase was partially offset by strategic investments to support business growth and continued advancement of our capabilities and solutions (-2% and -4% in Specialty and Care Services and -2% in both periods in Pharmacy Benefit Services).

In periods where the revenues and profitability of the Pharmacy Benefit Services and Specialty and Care Services operating segments are driven by different material factors, we will provide additional quantitative and qualitative discussion to enhance the analysis provided to investors. In addition to the incremental quantitative variance explanations, in our Annual Report on Form 10-K for the year ended December 31, 2024, we will further clarify how continued affordability improvements increase Evernorth Health Service's pre-tax adjusted income from operations, as set forth below:

Key Factors that impact both Pharmacy Benefit Services and Specialty and Care Services:

•Our client contract pricing is impacted by our ongoing ability to negotiate favorable pharmacy networks, pharmaceutical manufacturer and wholesaler drug purchasing contracts for the benefit of our clients (also referred to as affordability improvements). Through these affordability services, we seek to improve the effectiveness of our integrated and fee-for-service solutions, for the benefit of our new and existing clients, by continuously innovating, improving affordability and implementing drug purchasing contract initiatives. Our continued affordability improvements further reduce drug costs for the benefit of our customers and clients and we share in the value delivered, which generally results in a favorable impact on our income from operations.

Please do not hesitate to call me at 860-226-2555 with any questions or further comments you may have regarding these filings or if you wish to discuss the above responses.

Sincerely,

THE CIGNA GROUP

By:	/s/ Brian C. Evanko
	Name:	Brian C. Evanko
	Title:	Executive Vice President, Chief Financial Officer, The Cigna Group, and President and Chief Executive Officer, Cigna Healthcare